

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2012

Via E-mail
Mr. Aditya Mittal
Chief Financial Officer
ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg

> **RE:    ArcelorMittal**
> **Form 20-F for the Year ended December 31, 2011**
> **Filed February 22, 2012**
> **Form 20-F/A for the Year ended December 31, 2011**
> **Filed March 6, 2012**
> **File No. 333-146371**

Dear Mr. Mittal:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

General

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 3 – Key Information

D. Risk Factors

General

2.  As a public company, your auditor is required by law to undergo regular Public Company
    Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law
    and professional standards in connection with its audits of financial statements filed with the
    SEC.  The PCAOB, however, is currently unable to inspect the audit work and practices of
    your auditor (see
    http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).
    As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports
    are deprived of the benefits of PCAOB inspections of auditors.  Therefore, please state this
    fact under a separate risk factor heading.  Explain that this lack of inspection prevents the
    PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Item 4 – Information on the Company

D. Property, Plant and Equipment

Reserves (Iron Ore and Coal)

3.  You disclose that you own less than 100% of certain mining operations, but reserve estimates
    have not been adjusted to reflect lower ownership interests.  For each of these mining
    operations, please disclose your ownership percentage as well as what percentage the
    reserves are reported.

4.  Please disclose the commodity price, the cut-off grade,  your actual production cost per
    tonne, and any other information that is material to the calculation of your mineral reserves
    pursuant to paragraph (1)(a) of the Instructions to Item 4.D of Form 20-F.

5.  Additionally, please disclose the quality characteristics associated with your coal reserves.
    This information should include the heat content, the sulfur content, the ash content, and any
    other significant characteristics of your coal reserves.

Item 5 – Operating and Financial Review and Prospects

A. Operating Results

Mining Shipments

6.  Please separately disclose iron ore and coal shipped externally from iron ore and coal shipped
    internally at market price.

Mining Sales

7.  Given the significance of your intercompany mining sales, expand your disclosure to separately discuss changes in sales to external customers.

Operating Income (Loss)

8.  Please discuss in greater detail the business reasons for the changes between periods in operating income of your Mining segment. In doing so, please disclose the amount of each significant change between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, quantify the impact that higher selling prices of iron ore and coal as well as higher shipments from mines for both iron ore and coal had on operating income. See Item 303(a)(3) of Regulation S-K.

9.  We note that your mining segment operating income, prior to the elimination of intercompany operating profit, is very material to your consolidated operating income. For each period presented, please tell us the amount of mining operating income related to external customer sales. To the extent these amounts are material to your consolidated operating income, please expand your Key Factors Affecting Operating Results to more fully discuss your mining operations.

B.  Liquidity and Capital Resources

Sources and Uses of Cash

10. We note the changes in your accounts receivable and inventory balances as reflected in your Consolidated Statements of Cash Flows materially contributed to the determination of your net cash provided by operating activities during the three years ended December 31, 2011. Please expand your disclosures to address the underlying reasons for the changes in these balances and consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements.

Item 15 – Controls and Procedures

11. Please disclose whether there have been any changes in your internal controls and procedures that occurred during the period covered by your annual report. Refer to paragraph (d) of Item 15 of Form 20-F.

Form 20-F/A for the Year Ended December 31, 2011

Item 18 – Financial Statements

Consolidated Statements of Cash Flows, page F-7

12. We note that your income from investments in associates and joint ventures is material relative to your net income.  As such, please separately present your undistributed profits of associates and joint ventures as an adjustment to reconcile net income to net cash provided by operations and payments.  Refer to paragraph 20 of IAS 7.

Note 2: Summary of Significant Accounting Policies, Page F-11

Exploration and evaluation expenditure, page F-14

13. Please disclose the amounts of assets, liabilities, income and expense and operating and investing cash flows arising from the exploration and evaluation of mineral resources.  Refer to paragraph 24(b) of IFRS 6.

Note 25: Segment and Geographic Information, page F-84

14. Within your tabular presentation of your reportable segments on page 85, under the column labeled "Others/Eliminations" you combine all other operation and/or non-operational items which are not segmented together with inter-segment elimination.  Please separately present these amounts in future filings.  Furthermore, tell us the components of the $(161), $(1,092) and $37 adjustments to operating income reflected in this column.  Address this comment as it relates to your selected financial data by segment within your Business Overview section of Item 4.  Information of the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters, and John E. Coleman, Mining Engineer at (202) 551-3610 if you have questions regarding comments on mining reserve disclosure and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

CC:   Via E-mail
John D. Brinitzer, Esq
Clearly Gottlieb Steen & Hamilton LLP